                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 5
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            595112-4
                         (CUSIP Number)

                     Jacques K. Meguire, Esq.
                       Kenda K. Tomes, Esq.
                  SONNENSCHEIN NATH & ROSENTHAL
                        8000 Sears Tower
                     Chicago, Illinois  60606
                    Telephone:  (312) 876-8000
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                         June 28, 1996
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                (Continued on following page(s))
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CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.R. Simplot Company
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       [00]
_________________________________________________________________

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Nevada
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       23,699,000
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -0-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       23,699,000
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -0-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,299,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     12.7%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               CO
_________________________________________________________________

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CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Simplot Canada Limited
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       [WC]
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Canada
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :
                                :          2,600,000
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -0-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       -0-
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -0-
________________________________:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.3%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               CO
_________________________________________________________________

     This Amendment No. 5 to Schedule 13D (the "Schedule 13D") is being filed on behalf of J.R. Simplot Company (the "Company") and Simplot Canada Limited ("SCL") to further amend the Schedule 13D as original filed on February 20, 1992 and as subsequently amended by Amendment No. 4 to Schedule 13D filed on November 29, 1995 by the Company, SCL, John R. Simplot, J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989, JRS Properties, L.P. (collectively the "Reporting Persons"). Capi-talized terms used herein and not otherwise defined have the same meanings as provided in the Amendment No. 4 to Schedule 13D.
This Amendment No. 5 to Schedule 13D does not amend any informa-tion with respect to any of the Reporting Persons other than the Company and SCL.

Item 4. Purpose of Transaction, is hereby amended by adding the following thereto:

     The Company may from time to time in the future sell por-tions of its other holdings of Common Stock to fund requirements for investments in its core businesses.

Item 5. Interest in Securities of the Issuer, is hereby amended by adding the following thereto:

     (a)-(b) The Company beneficially owns an aggregate of 26,299,000 shares of Common Stock of Micron Technology, Inc. ("Micron"). Such shares represent 12.7% of the outstanding Common Stock (based on the number of shares outstanding as reported on Micron's Form 10-Q for the quarter ended February 29, 1996 (the "Micron 10-Q")). Such shares consist of (x) 23,699,000 shares of Common Stock held by the Company and (y) 2,600,000 shares of Common Stock as to which SCL has voting power. The Company has the sole power to dispose of the 23,699,000 shares of Common Stock. The Company has the sole power to vote 21,099,000 shares of Common Stock and the sole power to direct the vote of 2,600,000 shares of Common Stock. The Company disclaims benefi-cial ownership of the shares of Common Stock held by each other Reporting Person, other than SCL.

     SCL beneficially owns 2,600,000 shares of Common Stock (the "SCL Shares"). The SCL Shares represent 1.3% of the outstanding Common Stock (based on the number of shares outstanding as reported on the Micron 10-Q). SCL has the sole power to direct the vote of the 2,600,000 shares of Common Stock. SCL does not have the power to dispose of, or direct the disposition of, any shares of Common Stock. However, under the Pledge described in
Item 6 below, SCL has the power to reclaim possession of, and dispositive power over, the SCL Shares by substitution of alter-native collateral for the SCL Shares, subject to the prior written consent of Canadian Imperial Bank of Commerce ("CIBC"). SCL disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     (c) On June 28, 1996, SCL entered into an agreement with CIBC (the "Forward") for the sale of 2,600,000 shares of Common Stock (such shares, the "SCL Shares") to CIBC pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and SCL, with delivery of the SCL Shares to be made to CIBC on June 27, 2003 or sooner upon the occurrence of certain events (the "Termination Date"). A subsidiary of the Company had acquired the SCL Shares from Micron in a private placement in December 1984. The pur-chase price for the SCL Shares to be paid by CIBC to SCL is Canadian $136,357,382.08 if the Termination Date occurs in June 2003, and is subject to reduction if the Termination Date occurs at an earlier date. Based on the exchange rate prevailing on June 28, 1996, this purchase price represented approximately $99.9 million (approximately $38.42 per share) in United States dollars payable in June 2003. SCL understands that CIBC Wood Gundy Securities Corp., an affiliate of CIBC, has hedged CIBC's anticipated obligations under the forward sale.

     (d) Under the Forward, CIBC is entitled to receive (i) the entire amount of any dividend on the SCL Shares that exceeds
$0.50 per share and (ii) non-cash distributions on the SCL Shares
(excluding stock splits, stock dividends and the like).

     Under an agreement between the Company and CIBC dated June 28, 1996 (the "Dividend Swap") pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Company, (i) CIBC has agreed to pay to the Company an amount equal to $90,170.79 within three business days after each payment of any dividend by Micron prior to the Termination Date, and (ii) the Company agreed to pay to CIBC an amount equal to the product of (x) 2,600,000 and (y) the per share amount of any dividend (but only in respect of divi-dends of $0.50 or less per share) paid by Micron on the Common Stock prior to the Termination Date.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer, is hereby amended by adding the following thereto:

     To secure SCL's obligations under the Forward and under a loan agreement between SCL and CIBC dated June 28, 1996 (the "Loan Agreement") pursuant to which SCL borrowed from CIBC on such date Canadian $80,881,000.95 (approximately $59.3 million in U.S. dollars) on a nonrecourse basis, SCL pledged the SCL Shares to CIBC pursuant to a pledge agreement dated June 28, 1996 (the "Pledge"). Under the terms of the Pledge, SCL retains the right to vote the SCL Shares in the absence of an event of default under the Loan Agreement. SCL intends to use the proceeds received under the Loan Agreement to fund requirements for investments in its core businesses, including the construction of a fertilizer plant in Manitoba, Canada.

     On June 28, 1996, the Company gave CIBC an irrevocable proxy to vote until the Termination Date 2,600,000 shares of Common Stock held by the Company. Such proxy is by its terms assignable only to persons serving from time to time as the Chairman of the Board of Micron, the Chief Financial Officer of Micron, and such persons' assignees or designees. CIBC has advised the Company that it in turn immediately gave the Chairman of the Board and the Chief Financial Officer of Micron an irrevocable proxy to vote such shares until the Termination Date.

     The Forward and the Dividend Swap are described under Item
5(c) and 5(d), respectively, above.

Item 7. Material to be Filed as Exhibits, is hereby amended by adding the following thereto:

     The agreements identified in Item 6 above will be filed as soon as practicable.


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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 28, 1996          Dated:  June 28, 1996

Simplot Canada Limited             J. R. Simplot Company

By:     /s/ RONALD N. GRAVES__     By:    /s/ RONALD N. GRAVES__
Title:  Secretary_____________     Title: Secretary_____________